MASTERWORKS

AVAILABLE NOW: Soulages ($1,159,000 | 20.1% | 0.52)


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Pierre Soulages

Price Appreciation of Similar Works

20.1%*

Market Risk-Adjusted Appreciation

0.52	vs.	0.48	vs.	0.55
Soulages' Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a "Sharpe Ratio." Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprises paintings by Pierre Soulages with the following criteria: Black-on-black 'Outrenoir' paintings which were created between the year 2000 and the present and measure between 15 inches by 15 inches and 95 inches by 95 inches. There is a slight discrepancy between the title of "Peinture: 100 x 81 cm, 1 oct 2006" and its description in the catalogue raisonné for the artist, where it is listed as measuring "130 x 81 cm." The data was sourced from publicly available auction records and does not include private sales.

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